Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

January 11, 2021

VIA EDGAR

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Todd Schiffman

Re:	Fortress Capital Acquisition Corp. (the “Company”) Registration Statement on Form S-1 (Registration No. 333-251651)

Dear Mr. Schiffman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby joins the request of Fortress Capital Acquisition Corp. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on January 12, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 7, 2021:

(i)	Date of distribution: January 8, 2021
(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 2
(iii)	Number of prospectuses furnished to underwriters, dealers, institutions and others: 2550

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:     /s/ Pavan Bellur

Name: Pavan Bellur

Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:     /s/ Olympia McNerney

Name: Olympia McNerney

Title: Managing Director

[Signature Page to Acceleration Request Letter]